Exhibit 99.71

99.71 MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2014

The following is a discussion and analysis of the operating results and financial position of Cipher Pharmaceuticals Inc. (“Cipher” or “the Company”) for the three and nine month periods ended September 30, 2014.  This document should be read in conjunction with the unaudited condensed interim financial statements and the accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  Additional information about the Company, including the annual financial statements and Annual Information Form for the year ended December 31, 2013, is available on SEDAR at www.sedar.com.

The discussion and analysis within this MD&A are as of October 28, 2014.

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and other provincial securities law in Canada.  These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to; the applicability of patents and proprietary technology; patent litigation and patent infringement; regulatory approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section of our Annual Information Form and under “Business Risks” and elsewhere in the following Management’s Discussion and Analysis of Operating Results and Financial Position for the year ended December 31, 2013, and elsewhere in our filings with Canadian securities regulators.  Except as required by Canadian securities law, we do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made.  The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

Overview

Cipher is a growing specialty pharmaceutical company with three commercial products and a fourth in development which are improved formulations of successful marketed drugs. We acquire products that fulfill high unmet medical needs, manage the required clinical development and regulatory approval process, and market those products either directly or through partners. Our core capabilities include clinical and regulatory affairs, product licensing, supply chain management, and marketing and sales. Since the Company was founded in 2000, we have achieved regulatory approval in the U.S. and Canada for all three of our original products and completed eight marketing partnerships, generating growing revenue streams and shareholder value.

Products

LIPOFEN® (CIP-FENOFIBRATE):

Lipofen is a novel patented formulation of the active ingredient fenofibrate, which is used in the treatment of hyperlipidemia, a cholesterol disorder.  Hyperlipidemia is a condition characterized by high levels of low-density lipoprotein (“LDL”) cholesterol and/or triglycerides (a type of fat found in the blood).  Fenofibrate is known to lower LDL cholesterol and triglycerides and increase high-density lipoproteins (“HDL”), known as “good cholesterol’’.  Fibrates have proven to be superior in lowering triglycerides and raising HDL levels.  Lipofen targets a large and growing market.  According to IMS, the hyperlipidemia market in the U.S. exceeds US$10.2 billion and is made up of three primary groups of drugs: statins, fibrates and the prescription DHA/EPA (omega 3) market.  The market for existing fenofibrate formulations in the U.S. exceeded US$1.6 billion during 2013, down from US$2.0 billion the previous year.  The existing Lipofen patent is listed in the FDA’s Approved Drug Products List (Orange Book) and the expiry date is January 2015.

ABSORICA™/ EPURIS® (CIP-ISOTRETINOIN):

CIP-ISOTRETINOIN is an innovative formulation of the active ingredient isotretinoin, which is used in the treatment of severe acne.  CIP-ISOTRETINOIN, which is based on the same oral Lidose® drug delivery system used with Lipofen, has been in-licensed from Galephar Pharmaceutical Research Inc. (“Galephar”).  The Company’s marketing rights to this product include the Americas and a majority of the Pacific Rim.  CIP-ISOTRETINOIN provides less variability in absorption under fed and fasted conditions, as compared to existing isotretinoin products. Due to its high lipophilicity, oral absorption of isotretinoin is enhanced when given with a high-fat meal. CIP-ISOTRETINOIN is bioequivalent to Accutane® (isotretinoin) capsules when both drugs are taken with a high-fat meal. However, when both drugs are taken fasted, CIP-ISOTRETINOIN provides 83% greater absorption than Accutane (isotretinoin) capsules.

The product was launched by Cipher’s U.S. distribution partner Ranbaxy Laboratories Inc. (“Ranbaxy”) in Q4 2012 under the trade name Absorica.  Cipher was issued a product patent (Patent Number 7,435,427) from the U.S. Patent and Trademark Office in the fourth quarter of 2008.  A second product patent (Patent Number 8,367,102) was issued in the first quarter of 2013.  The two patents are formulation-related patents describing the product ingredients.

According to IMS, the U.S. isotretinoin market was US$0.6 billion in 2013, an increase of 32% over the prior year, with prescriptions growing by 15% on a year-over-year basis.

CIP-ISOTRETINOIN was also approved by Health Canada in Q4 2012 under the trade name Epuris. Cipher launched the product in Canada in June 2013 with its own sales force. According to IMS, the Canadian market for isotretinoin is $15 million annually.

CONZIP® / DURELA® (CIP-TRAMADOL ER):

CIP-TRAMADOL ER is a novel, biphasic, extended-release formulation of the active ingredient tramadol, which is used for the management of moderate to moderately severe pain. CIP-TRAMADOL ER uses oral controlled-release beads, a drug delivery technology licensed from Galephar.  The novel formulation delivers rapid absorption, similar absorption under different dietary conditions, and 24-hour coverage, supporting ease-of-use for physicians and a high level of compliance among chronic pain sufferers.

The product was launched in the U.S. in September 2011 by Vertical Pharmaceuticals Inc. (“Vertical”) under the trade name ConZip.  According to IMS, the U.S. market in 2013 for extended release formulations of tramadol exceeded US$85 million which represents 1.9% of the total tramadol immediate-release and extended-release prescription market.

The product was launched in Canada in March 2012 by Medical Futures Inc. (“Medical Futures”) under the trade name Durela.  According to IMS, the Canadian market for extended-release tramadol was $27 million in 2013. Patents have been issued both in the U.S. and Canada for the product.

Growth Strategy

In addition to anticipated growth from our existing products and licensing agreements, led by Absorica, we have built a commercial sales and marketing presence in Canada and our lead product, Epuris, was launched in June 2013.  This will be complemented by the Betesil Patch, should it receive Health Canada approval. In addition, Cipher plans to use its established infrastructure in Canada to add products through product development and/or acquisitions.  The Company also plans to use its proven clinical development capabilities to license in and develop early and late-stage assets for North America and expand our commercial infrastructure in the U.S. and Canada accordingly.  Lastly, we plan to continue to leverage our regulatory approvals in U.S. and Canada to pursue licensing agreements in other markets for our isotretinoin and tramadol products, where it makes economic sense.

Product Update

LIPOFEN® (CIP-FENOFIBRATE):

Lipofen is the first product from the Company’s pipeline to receive U.S. Food and Drug Administration (“FDA”) approval.  The primary target market for the product is the United States.  Cipher’s U.S. marketing and distribution partner for Lipofen is Kowa Pharmaceuticals America, Inc. (“Kowa”).  The agreement with Kowa, which was executed in 2007, is for a period of ten years and they have the right to extend the term for two additional two-year periods.

Lipofen was launched in the U.S. market in late 2007 and prescriptions have grown as Kowa increased coverage of the primary care physicians in its targeted regions and expanded its sales force, which has grown to approximately 250 representatives. During Q2 2014, Cipher and Kowa agreed to preemptively launch an authorized generic version of Lipofen in advance of the expiration of the product patent in January 2015. Combined performance for the product during Q3 2014 was encouraging and total prescriptions (Lipofen plus the authorized generic) grew slightly over Q2 2014.

ABSORICA™/ EPURIS® (CIP-ISOTRETINOIN):

Absorica

Absorica is marketed in the U.S. by Ranbaxy Laboratories Inc. (“Ranbaxy”), a wholly owned subsidiary of Ranbaxy Laboratories Limited (“Ranbaxy SA”), under a distribution and supply agreement which was signed in 2008.  The agreement provided for various milestone payments and a royalty percentage in the mid-teens on net sales.

Absorica was released in the U.S. market in late November 2012.  The product has performed well since launch, with a 19.7% market share by September 2014, based on total isotretinoin prescriptions (source: IMS). . In Q3 2014, Ranbaxy launched two new strengths of Absorica (25 mg and 35 mg) to provide further flexibility to physicians in the weight-based dosing of isotretinoin.

The overall U.S. isotretinoin market continues to grow, with prescriptions increasing by 7.0% in the 12-month period ended September 30, 2014 and by 4.2% in Q3 2014 over the comparable period in the prior year (source: IMS). Total U.S. isotretinoin prescriptions (“TRx”) decreased in Q3 2014 compared to Q2 2014, which is consistent with historical seasonal patterns. During the last 12 rolling months, TRx peaked in March 2014 at 99,921, whereas September TRx were down to 80,610.

In September 2013, Ranbaxy received a Paragraph IV Certification Notice of filing from Watson Laboratories, Inc. of an Abbreviated New Drug Application (“ANDA”) to the FDA for a generic version of Absorica. Ranbaxy and Cipher intend to vigorously defend Absorica’s intellectual property rights and pursue all available legal and regulatory pathways in defense of the product.  The Markman (pre-trial) hearing is scheduled for Q1 2015.

Absorica is currently protected by two issued patents listed in the FDA’s Approved Drug Products List (Orange Book), which expire in September 2021. There are three new product patent applications pending with the U.S. Patent and Trademark Office.  In addition, when Absorica was approved by the FDA, Cipher was granted a three-year market exclusivity period, which expires in May 2015.

Cipher has been advised by Ranbaxy that the Paragraph IV filing has no impact on current sales and marketing plans for the product and that Ranbaxy plans to continue to invest significantly in Absorica.

Epuris

Epuris was approved by Health Canada in Q4 2012 and launched by Cipher in June 2013. The Company has deployed a field sales force of seven representatives. In the 15-month period following launch, Epuris has achieved market penetration of 13.5% as of September 2014 (source: IMS) and feedback from the Canadian dermatology community continues to be encouraging.

CONZIP® / DURELA® (CIP-TRAMADOL ER):

ConZip

ConZip, the Company’s extended-release tramadol product for the treatment of moderate to moderately severe chronic pain in adults, received FDA approval in 2010.  In Q2 2011, Cipher entered into a distribution and supply agreement with Vertical, a U.S.-based specialty pharmaceutical company.  Cipher receives a royalty on net sales in the mid-teens and is eligible to receive future sales milestone payments of US$3.8 million, contingent upon the achievement of certain future net sales targets.

ConZip was launched by Vertical in September 2011 with a dedicated sales force of 60 representatives.  During 2013, Vertical expanded the sales force to 75 representatives and in Q4 2013, Avista Capital Partners, a U.S.-based private equity firm, acquired a controlling equity interest in Vertical with plans to invest in additional selling resources.  In Q3 2014, ConZip prescriptions increased by 10% compared to Q3 2013.

Durela

In Q3 2011, Cipher received Health Canada approval for Durela and completed a Canadian distribution and supply agreement with Medical Futures.  Cipher receives a double-digit royalty on net sales and is eligible to receive future milestone payments contingent upon the achievement of cumulative net sales targets.  Medical Futures launched the product in March 2012 with a dedicated sales force of 22 representatives and achieved a market share of 3.8% by the end of 2013.  Building on the improved performance during the second half of 2013, sales of Durela in Q3 2014 were 47% higher than Q3 2013 and for the first nine months of 2014, sales were 58% higher than the comparable period in 2013.

NEW PRODUCTS AND OUT-LICENSING ACTIVITIES:

In Q3 2012, Cipher obtained exclusive license and distribution rights in Canada to market the Betesil Patch, a novel, patent-protected, self-adhesive medicated plaster for the treatment of inflammatory skin conditions such as plaque psoriasis.  Based on initial feedback from Canadian dermatologists, the Betesil Patch is expected to provide distinct advantages over existing treatment options, particularly for patients who suffer from plaque psoriasis in hard to treat areas such as knees and elbows.  The efficacy and safety of the Betesil Patch has been established in three successful European phase III trials, and the product is currently marketed in several European countries.  Cipher is currently finalizing a regulatory package to submit to Health Canada by Q4 2014.

Cipher is actively pursuing marketing partners for CIP-ISOTRETINOIN in other territories, including Latin America.  In June 2014, Cipher entered into a definitive distribution and supply agreement with Laboratorios Andrómaco S.A. (“Andrómaco”) under which Cipher has granted Andrómaco the exclusive right to market, sell and distribute Cipher’s isotretinoin capsules in Chile. With over 70 years of experience, Andrómaco is a leader in the production and marketing of pharmaceutical products in Chile and certain other Latin American countries. Once regulatory approval is granted, it is expected that Cipher’s product will be marketed under the brand name Lisacne-CIP, replacing Andrómaco’s current isotretinoin product, Lisacne. Andrómaco is majority owned by Grünenthal GmbH, Germany. Under the terms of the agreement, Cipher will supply finished product to Andrómaco. Product manufacturing will be fulfilled by Cipher’s partner, Galephar.

In Q3 2014, Cipher entered into a definitive distribution and supply agreement with Ranbaxy Laboratories Limited (“Ranbaxy SA”) under which Cipher has granted Ranbaxy SA the exclusive right to market, sell and distribute Cipher’s isotretinoin capsules in Brazil. Ranbaxy SA plans to promote the product through a brand dermatology division in Brazil. Cipher’s isotretinoin formulation is expected to be a flagship product in Ranbaxy SA’s dermatology franchise in Brazil, once it achieves regulatory approval. Brazil is the largest isotretinoin market in Latin America, with annual sales exceeding CDN$50 million, and the market has been growing steadily.

Under the terms of the agreement with Ranbaxy SA, Cipher has received an upfront payment and is eligible for additional pre-commercial milestone payments. Cipher will supply the finished product to Ranbaxy SA and product manufacturing will be done by Cipher’s partner, Galephar. Ranbaxy SA will be responsible for all regulatory-related activities associated with gaining and maintaining regulatory approval of the product in Brazil.

In addition, the Company is pursuing the acquisition or in-licensing of new late-stage to commercial-stage product candidates in specialist driven niche markets such as dermatology.

NASDAQ Listing

Subsequent to quarter end, Cipher filed an application to obtain a listing on NASDAQ. As the Company executes its growth strategy, a NASDAQ listing will provide access to a broader range of investors and, over time, greater liquidity.

Review of Operating Results

REVENUES (IN THOUSANDS OF DOLLARS):

For the nine months ended September 30,

	2014	2013	$ change in 2014	% change in 2014
Licensing revenue	22,475	14,344	8,131	57
Product revenue	1,350	132	1,218	923

For the three months ended September 30,

	2014	2013	$ change in 2014	% change in 2014
Licensing revenue	6,699	5,592	1,107	20
Product revenue	512	44	468	1,063

Licensing revenue for the quarter ended September 30, 2014 was $6.7 million compared to $5.6 million in Q3 2013.  Product revenue relates to Epuris sales in Canada, which was launched in June 2013.  Epuris sales have grown during 2014 as the product is now accepted on a number of provincial formularies and has been well received by Canadian dermatologists.

Revenue from Absorica was $4.8 million in Q3 2014 compared to $4.5 million in Q3 2013.  The product maintained its market penetration level during the quarter compared to Q2 2014, however, prescriptions were lower sequentially as a result of the seasonal decline in the overall isotretinoin market, which is a consistent historical pattern.  The overall U.S. isotretinoin market continues to grow, with 4.2% growth in Q3 2014 compared to prior year and 7.0% in he 12-month period ended September 30, 2014, based on total prescriptions (source: IMS).

Revenue for Lipofen was $1.1 million in Q3 2014, an increase of $0.5 million or 83% compared to Q3 2013.  An authorized generic version of the product was launched by Cipher’s U.S. marketing partner in Q2 2014, and the product continues to perform very well.

Revenue from the Company’s extended-release tramadol product (ConZip in the U.S. and Durela in Canada) was $0.8 million in Q3 2014, compared to $0.5 million in Q3 2013.

Epuris was launched in June 2013 and is the first product marketed by Cipher’s Canadian sales and marketing organization.  Cost of product sold was $135 thousand for the quarter and the product continues to realize a gross margin in excess of 70%.

RESEARCH AND DEVELOPMENT EXPENSE (IN THOUSANDS OF DOLLARS):

For the nine months ended September 30,

	2014	2013	$ change in 2014	% change in 2014
Research and development	931	1,037	(106)	(10)

For the three months ended September 30,

	2014	2013	$ change in 2014	% change in 2014
Research and development	267	388	(121)	(31)

Research and development (“R&D”) expense represents the cost of the Company’s drug development activities.  R&D expense during Q3 2014 was $0.3 million, compared to $0.4 million in Q3 2013.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE (“SG&A”) (IN THOUSANDS OF DOLLARS):

For the nine months ended September 30,

	2014	2013	$ change in 2014	% change in 2014
Selling, general & administrative	6,705	4,823	1,882	39

For the three months ended September 30,

	2014	2013	$ change in 2014	% change in 2014
Selling, general & administrative	2,120	1,660	460	28

SG&A expense in Q3 2014 was $2.1 million, compared to $1.7 million in Q3 2013.  The year-over-year increase in SG&A in Q3 2014 was primarily a result of additional resources for business development activities as well as increased stock option expense due to the increase in the share price compared to the prior year.

AMORTIZATION OF INTANGIBLE ASSETS (IN THOUSANDS OF DOLLARS):

For the nine months ended September 30,

	2014	2013	$ change in 2014	% change in 2014
Amortization of intangible assets	568	831	(263)	(32)

For the three months ended September 30,

	2014	2013	$ change in 2014	% change in 2014
Amortization of intangible assets	189	277	(88)	(32)

The Company began amortizing the intangible rights associated with CIP-TRAMADOL ER in Q3 2011, and for CIP-ISOTRETINOIN amortization began in Q1 2009.  The decrease in amortization expense in Q3 2014 is a result of extending the estimated period of useful life for the tramadol product by one additional year.

Intangible assets have a finite life and are amortized using the straight-line method over their estimated period of useful life.  Intangible assets are reviewed for impairment when events or other changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

INTEREST INCOME (IN THOUSANDS OF DOLLARS):

For the nine months ended September 30,

	2014	2013	$ change in 2014	% change in 2014
Interest income	370	179	191	107

For the three months ended September 30,

	2014	2013	$ change in 2014	% change in 2014
Interest income	146	64	82	128

Interest is earned on the Company’s cash and cash equivalents balance.  The increase in interest income in Q3 2014 compared to Q3 2013 was a result of higher cash balances during the period and a slight improvement in interest rates available.

EBITDA (IN THOUSANDS OF DOLLARS):

For the nine months ended September 30,

	2014	2013	$ change in 2014	% change in 2014
EBITDA	17,075	9,119	7,956	87

For the three months ended September 30,

	2014	2013	$ change in 2014	% change in 2014
EBITDA	5,201	3,791	1,410	37

EBITDA is a non-IFRS Financial Measure.  The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Cipher defines EBITDA as earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets and non-cash share-based compensation.

EBITDA in Q3 2014 was $5.2 million, an increase of $1.4 million over Q3 2013, reflecting the increase in revenue compared to the prior year.

INCOME TAXES:

Management uses estimates when determining current and deferred income taxes.  These estimates are used to determine the recoverability of tax loss carry forward amounts, research and development expenditures and investment tax credits.  Significant judgment is required regarding future probability of the Company to be able to realize deferred taxes.  Changes in market conditions, changes in tax legislation, patent challenges and other factors, including the approval or launch of generic versions of any of the Company’s products, could adversely affect the ongoing value of deferred taxes.  The carrying amount of deferred income tax assets is reassessed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to utilize all or part of the deferred income tax assets. Unrecognized deferred income tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that there will be sufficient taxable profits to allow all or part of the asset to be recovered.

In Q3 2014, as a result of certain positive market conditions for existing products, the Company recognized an additional deferred tax asset on the balance sheet of $5.1 million and a corresponding tax recovery on the statement of operations and comprehensive income.  During the nine month period ended September 30, 2014, a deferred income tax expense of $3.7 million was recorded, resulting in a net deferred tax balance of $8.0 million as of September 30, 2014.

The Company has approximately $7.0 million of unrecognized deferred income tax assets, which have not been recognized in the financial statements.  These assets consist of non-capital loss carry forwards, intangible assets and R&D expenditures which are available to reduce taxable income in future years.  The Company also has approximately $3.6 million of investment tax credits on scientific research and experimental development expenditures which are available to be applied against federal taxes otherwise payable in future years.

EARNINGS PER SHARE:

For the nine months ended September 30,

	2014	2013	$ change in 2014	% change in 2014
Income - in thousands of dollars	17,027	7,925	9,102	115
Basic earnings per share	0.67	0.32
Diluted earnings per share	0.65	0.31

For the three months ended September 30,

	2014	2013	$ change in 2014	% change in 2014
Income - in thousands of dollars	8,656	3,363	5,293	157
Basic earnings per share	0.34	0.14
Diluted earnings per share	0.33	0.13

Basic earnings per share is calculated using the weighted average number of shares outstanding during the period.  Diluted earnings per share is calculated taking into account dilutive instruments, such as options, that are outstanding.

Net income in Q3 2014 was $8.7 million, or $0.34 per basic share, compared to net income of $3.4 million, or $0.14 per basic share in Q3 2013. The increase in net income for the quarter compared to Q3 2013 was a result of the recognition of additional deferred tax assets as well as increases in revenue from all the Company’s products.

The weighted average number of shares outstanding for the nine month period ended September 30, 2014 was 25,229,235.

Summary of Quarterly Results

QUARTERLY STATEMENTS OF INCOME (IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS):

For the nine months ended September 30, 2014

	Q1 2014	Q2 2014	Q3 2014	2014 YTD Total
Licensing revenue	7,539	8,237	6,699	22,475
Product revenue	340	498	512	1,350
Cost of product sold	100	149	135	384
Research & development	358	306	267	931
Selling, general and administrative	2,308	2,277	2,120	6,705
Amortization of intangible assets	190	189	189	568
Interest income	103	121	146	370
Income before income taxes	5,026	5,935	4,646	15,607
Income taxes (recovery)	1,160	1,430	(4,010	(1,420)
Income	3,866	4,505	8,656	17,027
Basic earnings per share	0.15	0.18	0.34	0.67
Diluted earnings per share	0.15	0.17	0.33	0.65

For the year ended December 31, 2013

	Q1	Q2	Q3	Q4	2013 Total
Licensing revenue	3,293	5,459	5,592	12,252	26,596
Product revenue	0	88	44	283	415
Cost of product sold	0	27	12	103	142
Research & development	308	341	388	352	1,389
Selling, general and administrative	1,262	1,901	1,660	1,391	6,214
Amortization of intangible assets	277	277	277	277	1,108
Interest income	55	60	64	74	253
Income before income taxes	1,501	3,061	3,363	10,486	18,411
Recovery of income taxes	0	0	0	6,556	6,556
Income	1,501	3,061	3,363	17,042	24,967
Basic earnings per share	0.06	0.13	0.14	0.69	1.02
Diluted earnings per share	0.06	0.12	0.13	0.66	0.97

For the year ended December 31, 2012

	Q1	Q2	Q3	Q4	2012 Total
Licensing revenue	1,811	1,629	2,118	2,900	8,458
Research & development	471	348	335	363	1,517
Selling, general and administrative	1,016	861	799	851	3,527
Amortization of intangible assets	225	245	277	278	1,025
Interest income	26	35	47	47	155
Income	125	210	754	1,455	2,544
Basic and diluted earnings per share (1)	0.01	0.01	0.03	0.06	0.10

(1) Due to rounding, earnings per share for individual quarters may not sum to earnings per share for the year

Liquidity and Capital Resources

As at September 30, 2014, the Company has cash and cash equivalents of $47.6 million, compared to $39.7 million as at June 30, 2014 and $24.2 million as at December 31, 2013. The Company’s strong EBITDA performance during the third quarter resulted in the $7.9 million increase in cash in the period.

The balance of accounts receivable was $12.3 million at September 30, 2014, compared to $22.5 million as at December 31, 2013.  During Q1 2014 the US$10 million milestone for Absorica was collected. The milestone was achieved in Q4 2013 and included in accounts receivable at year-end.

The balance of accounts payable and accrued liabilities was $8.0 million at September 30, 2014 compared to $12.4 million as at December 31, 2013.  The decrease is primarily due to the payment during Q1 2014 of the 50% share of the US$10 million milestone to the Company’s commercial partner (Galephar).

Deferred revenue relates to amounts received in advance of recognition as revenue.  The balance of $3.2 million at September 30, 2014 relates to the up-front licensing payments and pre-commercialization milestone payments received by Cipher under the CIP-ISOTRETINOIN and CIP-TRAMADOL ER distribution and supply agreements, net of revenue recognized to date.  The deferred revenue balance at December 31, 2013 was $4.4 million and the decrease in the first nine months of 2014 relates to revenue recognized during the period.

Future cash requirements will depend on a number of factors, including expenditures on R&D for product candidates, costs associated with maintaining regulatory approvals, the timing of payments received or made under licensing or other collaborative agreements, the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims and other intellectual property rights, defending against patent infringement claims, the acquisition of licenses for new products or technologies, the status of competitive products and the success of the Company in developing and maintaining markets for its products and services.

As at September 30, 2014 there are no capital lease contractual obligations.  The only significant operating lease contractual obligation is the Company’s office location, which expires in May 2015.

Share Capital

The Company is authorized to issue an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares. During Q3 2014, 220,500 shares were issued as a result of the exercise of stock options and 4,037 shares were issued under the employee and director share purchase plan.  At September 30, 2014 the Company had 25,636,501 common shares issued and outstanding.  Subsequent to the end of the quarter, 1,295 common shares were issued under the employee and director share purchase plan, bringing the total number of common shares issued and outstanding to 25,637,796 as of the date of this MD&A.

No stock options were granted during Q3 2014.

Share-based compensation expense in Q3 2014 was $356 thousand, compared to $141 thousand in Q3 2013, which reflects the impact of the increase in the Company’s share price on share-based compensation expense for the newly-granted stock options.

Critical Accounting Estimates

A summary of significant accounting policies is included in Note 3 of the Company’s 2013 audited financial statements.  Critical accounting estimates require management to make certain judgments and estimates, which may differ from actual results.  Accounting estimates are based on historical experience and other factors that management believes to be reasonable under the time frame and circumstances.  Changes in management’s accounting estimates can have a material impact on the financial results of the Company.  The Company’s critical accounting estimates are described below.

INTANGIBLE ASSETS:

Management is required to estimate the recoverability of the Company’s intangible assets to assess if there has been an impairment.  The accounting estimates and assumptions used to determine the recoverability of these intangible assets may differ from actual results.  Changes in these estimates and assumptions can have a material impact on the intangible asset balance in the financial statements.

REVENUE RECOGNITION:

Management evaluates the multiple elements and units of accounting which are included within certain licensing and distribution agreements.  The recognition of revenue on up-front licensing payments and pre-commercialization amounts are over the estimated period that the Company maintains contractual obligations.  The estimated periods are reviewed at least annually and are updated if expectations change as a result of licensing partner interactions, product commercial obsolescence or other factors.  It is possible that these factors may cause significant changes in the Company’s recognition of revenue in the future.

INCOME TAXES:

Management uses estimates when determining current and deferred income taxes.  These estimates are used to determine the recoverability of tax loss carry forwards, research and development expenditures and investment tax credits.

Financial Instruments

CREDIT RISK EXPOSURE:

The only financial instruments that potentially subject the Company to credit risk are accounts receivable.  The collectability of accounts receivable is reviewed on a regular basis.

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES:

The fair values of accounts receivable, accounts payable and accrued liabilities included in the balance sheets approximate their carrying amounts due to the relatively short period of maturity of the instruments.

HEDGING ACTIVITIES:

The Company may enter into hedging activities to minimize transaction exposures and the resulting volatility in earnings. To mitigate exchange-rate risk, the Company may utilize foreign exchange forward contracts.

During the third quarter of 2014, the Company entered into a foreign exchange forward contract related to certain licensing revenues of US$5 million which were earned during the quarter.   The contract matures on November 14, 2014 at an exchange rate of 1.1133 against the U.S. dollar.  The foreign exchange forward contract has been marked-to-market as at September 30, 2014 resulting in an insignificant foreign exchange loss.

Business Risks

FINANCIAL:

As at September 30, 2014, the Company had cash and cash equivalents of $47.6 million.  The Company expects these funds will be sufficient to fund current product development and operating costs.

PATENT INFRINGEMENT:

There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights.  Regardless of FDA approval, should anyone commence a lawsuit with respect to any alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict.

While the Company’s products are patented and listed in the FDA Orange Book, the patents can be challenged and generic products can be approved under an Abbreviated New Drug Application (“ANDA”).  In the United States, under the “Hatch-Waxman Act”, the FDA can approve an ANDA, for a generic version of a branded drug.  In place of clinical studies, an ANDA applicant usually needs only to submit pharmacokinetic data demonstrating that its product has the same active ingredient(s) and is bioequivalent to the branded product.  This is referred to as the ANDA process.  The “Hatch-Waxman Act” requires an applicant for a drug that relies, at least in part, on the patent of a branded drug, to notify the sponsor of the branded drug of their application and potential infringement of a patent.  Upon receipt of this notice, the sponsor of the branded drug has 45 days to bring a patent infringement suit in federal district court against the applicant seeking approval of a product covered by the patent. If such a suit is commenced and the ANDA was filed after the patent had been listed in the FDA Orange Book, then the FDA is generally prohibited from granting approval of the ANDA until the earliest of 30 months from the date the FDA accepted the application for filing, or the conclusion of litigation in the generic’s favour, or expiration of the patent. The approval or launch of generic versions of any of the Company’s products in any market could have an adverse effect on the Company’s future revenues.

Information related to the Paragraph IV filing by Watson Laboratories, Inc. is included in a previous section of this MD&A.

CONCENTRATION OF REVENUE:

A significant proportion of the Company’s revenue is currently derived from one customer.  The loss of that source of revenue for any reason would have a significant impact on the future cash flow and the financial position of the Company.

PRODUCT:

There has been substantial litigation in the pharmaceutical industry concerning the manufacture, use and sale of new products that are the subject of conflicting patent rights.  Regardless of FDA approval, should anyone commence a lawsuit with respect to any alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict.

DEPENDENCE ON STRATEGIC PARTNERSHIPS AND LICENSEES:

The Company’s success depends, in large measure, on its ability to conclude in-licensing, development, manufacturing, marketing, and distribution agreements with other pharmaceutical companies.  Factors that may affect the success of the Company’s collaborative efforts with pharmaceutical company partners include the following:

•                  The Company’s partners may be pursuing alternative technologies or developing alternative products, either on their own or in collaboration with others, that may be competitive with the products on which they are collaborating with the Company, which could affect their commitment to the Company’s product development efforts;

•                  The Company’s technology/manufacturing partners may not be able to adequately supply its products in commercial quantities, which would adversely affect revenues.  The Company’s manufacturing partner, Galephar Pharmaceutical Research Inc. (“Galephar”), currently manufactures all of the Company’s products.   In the event of an extended supply disruption at the Galaphar manufacturing facilities in Puerto Rico, there would be an adverse impact on Cipher’s financial perfomance;

•                  Reductions in marketing or sales efforts or a discontinuation of marketing or sales of the Company’s products by its commercial partners may reduce future revenues, which are based on a percentage of net sales by these partners; and

•                  The collaboration agreements with the Company’s partners can be terminated by either party in the case of a material default in the terms of the agreements.  Should one of these agreements be terminated, it could be difficult for the Company to attract new partners and it may adversely affect how the Company is perceived in the business and financial communities.

The development of pharmaceutical products is a process that requires large investments and can take years to complete.  Projects can be abandoned along the way or regulatory authorities can refuse to approve new products.  With respect to projects the Company initiates, the Company will attempt to minimize risk through the judicious selection of product candidates and by focusing on improving products that have already been marketed.

DEPENDENCE ON CROS:

The Company’s contract research organization providers (“CROs”) depend on strict government regulation of the pharmaceutical research process, particularly in the U.S., where there has been a continuing trend towards increased regulation. Any changes in regulation, including a relaxation in regulatory requirements or the introduction of a simplified drug approval procedure, could materially and adversely affect the demand for the services offered by the Company. The failure by the Company or its CROs to comply with applicable regulations could result in the termination of ongoing research or the disqualification of data for submission to regulatory authorities. Furthermore, the issuance of a notice of filing by the FDA to either the Company or its suppliers based upon a material violation by the Company or its suppliers of Good Clinical Practice standards or Good Laboratory Practice standards could materially and adversely affect the Company.

The Company’s ability to complete its clinical trials is also dependent on the financial viability of its CROs as any discontinuation of a CRO’s business could delay or disrupt the completion of clinical trials.

REGULATION:

The cost of complying with government regulation can be substantial.  Government authorities in the United States, Canada and comparable authorities in foreign countries also regulate the research and development, manufacture, testing, and safety of pharmaceutical products, as well as the approval and commercialization of such products.  The regulations applicable to the Company’s existing and future products may change.  There can be long delays in obtaining required clearances from regulatory authorities in any country after applications are filed.  Government agencies in the United States, Canada and other countries in which the Company intends to carry on business regulate pharmaceutical products intended for human use.  Regulations require extensive clinical trials and other testing and government review and final approval before the Company can market its products.

Requirements for approval vary widely from country to country outside of the United States and Canada.  Whether or not approved in the United States or Canada, regulatory authorities in other countries must approve a product prior to the commencement of marketing the product in those countries.  The time required to obtain any such approval may be longer or shorter than in the United States and Canada.

Any failure or delay in obtaining regulatory approvals could adversely affect the market for any products the Company develops and therefore its business, results of operations, financial condition and cash flows.

Disclosure Controls and Procedures

There have been no changes in the Company’s internal control over financial reporting during the most recent interim period ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.